EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the March 31, 2017 Consolidated Financial Statements
March 31, 2017

The following financial ratio has been calculated on a consolidated basis for twelve-month period ended March 31, 2017 and is based on unaudited financial information. The financial ratio has been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

March 31, 2017
Earnings coverage on long-term debt and current liabilities	1.4 times
Earnings coverage on long-term debt and current liabilities excluding non-cash impairment charges for Ravenswood Goodwill and Assets Held for Sale during the twelve-month period ended March 31, 2017	2.2 times*

The Corporation’s interest obligations for the twelve-month period ended March 31, 2017 amounted to approximately $2.333 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $3.171 billion for the twelve-month period ended March 31, 2017, which is 1.4 times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended March 31, 2017 amounted to approximately $2.333 billion. The Corporation’s earnings before interest expense and income taxes, excluding the non-cash impairment charges for Ravenswood goodwill and Assets Held for Sale of $1.914 billion, amounted to approximately $5.085 billion for the twelve-month period ended March 31, 2017, which is 2.2 times the Corporation’s interest requirements for that period.